FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                         Form 20-F X        Form 40-F
                                 ----                ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                          Yes                No  X
                             ----               ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                           Yes               No  X
                             ----              ----

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                            Yes               No X
                              ----              ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ENDESA, S.A.

Dated: March 27, 2003         By: /s/ Jacinto Parinete
                                 --------------------------------------------
                              Name:  Jacinto Pariente
                              Title: Manager of North America Investor Relations



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ENDESA Successfully Closes the Issue of Preferred Securities for an
Amount of Euro 1.5 Billion

    NEW YORK--(BUSINESS WIRE)--March 27, 2003--ENDESA (NYSE:ELE)

     - The transaction has reached its objective of having a wide distribution, as 53,996 subscription orders have been received.

     - After the financial transactions carried out over the last months and the sales of non-core assets ENDESA's debt maturities for 2003 and 2004 are now covered.

    The issue of preferred securities of Endesa Capital Finance - a fully owned subsidiary of ENDESA (NYSE:ELE) -, guaranteed by ENDESA, S.A., finished yesterday with the subscription of Euro 1.5 billion, that will be disbursed tomorrow, March 28th.
    The issue, underwritten by Caja Madrid and Santander Central Hispano Investment, and aimed at the Spanish retail market, was closed successfully, having reached the target of a wide distribution after having received 53,996 subscription orders.
    The transaction reinforces ENDESA's financial structure by significantly improving its leverage ratio and diversifying its long-term sources of financing.
    During this quarter ENDESA completed a Euro 1.5 B, 5-year bank loan and carried out a 10-year issue for Euro 700 M in the Euro market for institutional investors.
    With all these financing transactions and the asset sales made to date, ENDESA Espana has now covered its debt maturities for the next two years.

    CONTACT: ENDESA, New York
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es
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